UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2013
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAYONIER INVESTMENT AND SAVINGS PLAN
FOR SALARIED EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

RAYONIER INC.
1301 Riverplace Boulevard
Jacksonville, Florida 32207
Telephone Number: (904) 357-9100

RAYONIER INVESTMENT AND SAVINGS
PLAN FOR SALARIED EMPLOYEES
AS OF DECEMBER 31, 2013 AND 2012
AND FOR THE YEAR ENDED DECEMBER 31, 2013
Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Pension and Savings Plan Committee of the
Rayonier Investment and Savings Plan for Salaried Employees
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 23, 2014

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2013	2012
ASSETS
Investments, at fair value (Notes 2, 3 and 4)	$190,489,206	$200,805,436

Receivables:
Notes receivable from participants	1,264,003	1,425,004
Participant contributions	167,138	176,432
Employer contributions	70,555	73,087
Accrued interest and dividends	35,229	31,967
Total receivables	1,536,925	1,706,490

NET ASSETS REFLECTING INVESTMENTS
AT FAIR VALUE	192,026,131	202,511,926

Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts (Note 2)	(5,977,615)	(6,936,446)

NET ASSETS AVAILABLE FOR BENEFITS	$186,048,516	$195,575,480

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

ADDITIONS TO NET ASSETS:	2013
Net appreciation in fair value of investments (Note 4)	$2,177,884
Participant contributions	5,040,821
Interest and dividends (Note 5)	4,094,951
Employer contributions	2,568,697
Rollover contributions	869,311
Interest on notes receivable from participants	54,900
14,806,564

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(24,620,284)

Net decrease before net transfers of assets to this plan	(9,813,720)

Net transfers of assets to this plan (Note 1)	286,756

Net decrease	(9,526,964)

Net assets available for benefits:
Beginning of year	195,575,480
End of year	$186,048,516

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible salaried employees of Rayonier Inc. and subsidiaries (“Sponsor” or the “Company”). Salaried employees are eligible to participate in the Plan immediately and are automatically enrolled after completing 45 days of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investment in Rayonier Inc. common stock and is administered by Reliance Trust Company.
Contributions
Participants may contribute one percent to 100 percent of eligible compensation. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution of 60 percent of the first six percent of each participant’s eligible compensation contributed to the Plan. Additionally, for participants hired prior to January 1, 2006, the Company may, at its discretion, contribute one-half of one percent of each participant’s eligible compensation to the participant’s retirement account (“retirement contributions”). For the plan year 2013, this discretionary contribution was made.
Employees hired after December 31, 2005, are not eligible for the Company’s defined benefit pension plan. These employees are automatically enrolled in this Plan and may, at the Company’s discretion, receive an annual enhanced retirement contribution of three percent of their eligible compensation in addition to the standard matching contribution, contingent on the participant being employed on the last day of the year. For the plan year 2013, this discretionary contribution was made.
Matching Company contributions and retirement contributions are initially invested in the Rayonier Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time, but may be subject to trading restrictions.
Each year participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions as well as retirement contributions plus actual earnings/losses thereon. Participants vest in the Company contributions and enhanced retirement contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $137,213 for the year ended December 31, 2013. During 2013, forfeitures of $168,697 were utilized to reduce employer contributions. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2013 and 2012, the balance in forfeited, non-vested accounts totaled $38,994 and $69,356, respectively, and remains available in the Stable Value Fund (“MassMutual GIA”).
Transfers
The Company maintains several defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the participant can elect to transfer his account balance into the corresponding plan. The transfer would be included in the “Net transfers of assets to this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Participants are prohibited from transferring into Rayonier Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from enhanced retirement contributions provided by the Company. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in either a lump sum, over future periods, or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance in excess of a prescribed minimum at any time. Withdrawals from before-tax account balances and earnings from after-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 - Fair Value Measurements for additional information.
Fully benefit-responsive investment contracts, such as those held by the MassMutual GIA, are required to be reported at fair value pursuant to generally accepted accounting principles. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The guaranteed interest rate was 3.00 percent as of December 31, 2013 and 2012. The guaranteed interest rate is determined every six months.
The following table represents the annual interest credited to the account as a percentage of the average annual fair value of the MassMutual GIA:

	December 31,
Average yields	2013	2012
Based on actual earnings	2.78%	2.57%
Based on interest rate credited to participants	2.78%	2.57%

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination); (ii) breach of contract; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such event is probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on an accrual basis. See Note 3 - Fair Value Measurements for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and reflected as a component of the net appreciation in fair value of investments.
Subsequent Events
The Plan has evaluated events and transactions that occurred after the balance sheet date but before the financial statements were issued. No subsequent events were identified that warranted disclosure.
Separation of Performance Fibers Business
In January 2014, the Company announced its intention to separate the Performance Fibers business from the Forest Resources and Real Estate businesses. The separation will result in two independent, publicly-traded companies by means of a tax-free spin-off of the Performance Fibers business to Rayonier Inc. shareholders. The separation is expected to be completed June 27, 2014.
In connection with the separation, the Rayonier Investment and Savings Plan for Salaried Employees will be split into two plans and each company will maintain a plan for its respective salaried participants. Assets and liabilities with respect to certain participants who were covered under the Rayonier Investment and Savings Plan for Salaried Employees will be spun off from the Plan and merged into the Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees, for which Rayonier Advanced Materials Inc. will be the Plan Sponsor.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2013:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$62,587,421	$—	$—	$62,587,421
MassMutual GIA	—	—	53,403,947	53,403,947
Pooled Separate Investment Accounts:
Large Cap Equity	—	30,157,028	—	30,157,028
Asset Allocation/Retirement	—	16,814,592	—	16,814,592
Small Cap Equity	—	11,322,006	—	11,322,006
International Equity	—	6,921,784	—	6,921,784
Mid Cap Equity	—	4,776,378	—	4,776,378
Intermediate Term Bond	—	4,504,939	—	4,504,939
Premier Money Market	—	1,111	—	1,111
Investments at Fair Value	$62,587,421	$74,497,838	$53,403,947	$190,489,206
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2012:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$75,772,644	$—	$—	$75,772,644
MassMutual GIA	—	—	59,765,436	59,765,436
Pooled Separate Investment Accounts:
Large Cap Equity	—	24,549,893	—	24,549,893
Asset Allocation/Retirement	—	16,972,147	—	16,972,147
Small Cap Equity	—	8,348,066	—	8,348,066
International Equity	—	6,816,341	—	6,816,341
Intermediate Term Bond	—	6,555,051	—	6,555,051
Mid Cap Equity	—	2,024,670	—	2,024,670
Premier Money Market	—	1,188	—	1,188
Investments at Fair Value	$75,772,644	$65,267,356	$59,765,436	$200,805,436

The asset or liability’s measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2013.
Level 1 - Rayonier Inc. Common Stock Fund - fair value measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value.
Level 2 - MassMutual Pooled Separate Investment Accounts - valued at the net asset value (“NAV”) of the underlying pool of securities. The Fair Value Measurement topic of the FASB accounting standards codification permits the use of NAV as a practical expedient to estimate fair value for investments that do not have a readily determinable fair value. The NAV is based on the fair value of the underlying investments held by each fund less liabilities. Purchases and sales may occur daily within these accounts. As of December 31, 2013 and 2012, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Level 3 - MassMutual GIA - fair value is determined by the custodian using a liquidation value based on an actuarial formula as defined by the contract. The GIA liquidation value formula is equivalent to a serial bond with annual principal and interest payments valued to yield at the Barclays Capital U.S. Aggregate Index Yield Average (the assumed new money rate). Management assesses the reasonableness of the methodology by reviewing a variety of factors including internal control reports, the fund investment profile and financial strength ratios, economic conditions and overall credit ratings.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Changes in the fair value of the Plan’s Level 3 assets during the year ended December 31, 2013 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$59,765,436
Interest income	1,574,832
Change in fair value of fully benefit-responsive
investment contract	(958,831)
Purchases	47,909
Sales	(7,025,399)
Balance, end of year	$53,403,947

The following table outlines the valuation technique and significant inputs used to determine the fair value of the Plan’s Level 3 assets as of December 31, 2013:

Instrument	Principal Valuation Technique	Unobservable Inputs	Significant Input Values
MassMutual GIA	Liquidation Value	Yield Average (a)	1.16%
		Interest Rate (b)	3.63%
		Annuity Present Value (c)	9.10
		Years to Maturity (d)	9.67
(a) The yield average is the Barclays Capital US Aggregate Index (excluding Treasuries) Yield Average.
(b) The interest rate applied to the liquidation formula is the weighted average interest rate for the Plan account funds. The rate is weighted to reflect the distribution of funds over various investment years.
(c) The present value of an immediate annuity for the years to maturity (d) at the yield average (a).
(d) Years to maturity input to the liquidation formula is the number of years to maturity of a serial bond whose duration is equal to that of the GIA assets.

4.	Investments
The investments that represented five percent or more of the Plan’s Net Assets Available for Benefits as of December 31, were as follows:

	2013	2012
Rayonier Inc. Common Stock Fund	$62,587,421	$75,772,644
MassMutual GIA	53,403,947	59,765,436
MassMutual S&P 500 Index Fund (formerly Select Indexed Equity Fund)	23,988,735	20,713,668

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

During 2013, the net appreciation (depreciation) in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) was as follows:

Rayonier Inc. Common Stock Fund	$(12,293,734)
Pooled Separate Investment Accounts	14,471,618
Net Appreciation in Fair Value of Investments	$2,177,884

5.	Dividends
The Plan received regular cash dividends of $1.86 per share on Rayonier Inc. stock owned, totaling $2,516,440 for the year ended December 31, 2013.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2013 and 2012, the Plan held 1,383,903 and 1,377,110 shares of Rayonier Inc. common stock, respectively, which represented 1.1 percent and 1.1 percent, respectively, of the total shares outstanding. In addition, the Plan Sponsor paid certain expenses totaling $35,646.
Certain Plan investments are in holdings managed by MassMutual, the Plan’s custodian and record keeper. Accordingly, these transactions also qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status
In April 2012, the IRS informed the Plan Administrator by letter that the Plan is qualified under Section 401(a) of the IRC. Although the Plan has been amended since filing the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2013 and 2012.

2013
Net assets available for benefits per the financial statements	$186,048,516
Less: Contributions receivable at December 31, 2013	(237,692)
Interest receivable at December 31, 2013	(2,098)
Net assets available for benefits per Form 5500	$185,808,726

2012
Net assets available for benefits per the financial statements	$195,575,480
Less: Contributions receivable at December 31, 2012	(249,518)
Interest receivable at December 31, 2012	(2,512)
Net assets available for benefits per Form 5500	$195,323,450

The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2013.

2013
Decrease in net assets available for benefits before transfers per the financial statements	$(9,813,720)
Change in contributions receivable	11,825
Change in interest accrual	414
Net loss per Form 5500	$(9,801,481)

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013
PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Identity of Issue	Description	Current Value
*	Rayonier Inc. Common Stock Fund	Company Stock	$62,587,421
*	MassMutual GIA	Stable Value	53,403,947
*	MassMutual S&P 500 Index Fund	Large Cap Core	23,988,735
*	MassMutual Select Small Company Value	Small Cap Value	6,309,810
*	Wells Fargo Advantage Dow Jones Target 2025	Asset Allocation	5,871,932
*	Invesco Van Kampen Small Cap Growth	Small Cap Growth	5,012,196
*	Northern Mid Cap Index	Mid Cap Core	4,776,378
*	PIMCO Total Return	Intermediate Term Bond	4,504,939
*	American Funds EuroPacific Growth	International Large Core	4,279,390
*	Wells Fargo Advantage Dow Jones Target 2035	Asset Allocation	4,179,647
*	Wells Fargo Advantage Dow Jones Target 2045	Asset Allocation	3,574,289
*	MFS Value	Large Cap Value	3,443,993
*	American Funds Growth America	Large Cap Growth	2,724,300
*	Wells Fargo Advantage Dow Jones Target 2015	Asset Allocation	2,625,739
*	Oppenheimer Developing Markets	Emerging Markets Equity	1,501,201
*	Northern International Equity Index	International Large Core	1,141,193
*	Wells Fargo Advantage Dow Jones Target Today	Asset Allocation	427,877
*	Wells Fargo Advantage Dow Jones Target 2055	Asset Allocation	135,108
*	Premier Money Market	Holding Account	1,111
*	Notes Receivable from Participants (a)	Participant Loans	1,264,003
			$191,753,209

(a)	The loans bear fixed interest rates which range from 4.25 percent to 9.50 percent with maturities through August 31, 2028.
Note:	Investments are participant directed, thus cost information is not required.
	* Denotes party-in-interest transaction.

See Independent Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Rayonier Investment and Savings Plan for Salaried Employees
(Name of Plan)

/s/	JAMES L POSZE
James L Posze
Plan Administrator

Date: June 23, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	LOCATION
23	Consent of Independent Registered Public Accounting Firm	Filed herewith